Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Biovail Corporation (the "Company") will be held at The Fairmont Royal York, Alberta Room (Main Mezzanine) 100 Front Street West, Toronto, Ontario, Canada, on Tuesday, June 25, 2002 at 10:00 a.m. (Toronto time), for the following purposes:

1.
To receive the financial statements of the Company for the year ended December 31, 2001, and the report of the auditors thereon;

2.
To elect directors;

3.
To reappoint Ernst & Young LLP as auditors;

4.
To consider and, if deemed appropriate, adopt, with or without variation, a special resolution (the full text of which is reproduced as Schedule "A" to the accompanying Management Information Circular) authorizing the Company, should the directors so determine, to apply for a certificate of amendment under the Business Corporations Act (Ontario) to amend the articles of the Company to provide for the division, on a two-for-one basis, on a three-for-one basis, or a three-for-two of its common shares, as described in the accompanying Management Information Circular; and

5.
To transact such other business as may properly be brought before the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Kenneth C. Cancellara, Q.C.
Senior Vice President, General Counsel
and Corporate Secretary
Mississauga, Ontario
May 14, 2002

  SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE INVITED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY WHICH WILL BE USED AT THE MEETING IF RECEIVED ON OR BEFORE THE CLOSE OF BUSINESS (LOCAL TIME) ON THE BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF BY CIBC MELLON TRUST COMPANY PROXY DEPARTMENT, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA, M5A 4K9 (FACSIMILE (416) 368-2502) AT WHICH THE PROXY IS TO BE USED, OR DELIVERED TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME OF VOTING.